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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                          INTERNET SPORTS NETWORK, INC.
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                                (Name of issuer)


                          Common Stock, $.001 Par Value
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                         (Title of class of securities)


                                    46058W103
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                                 (CUSIP number)


                                  Michael Levy
                      President and Chief Executive Officer
                              SportsLine.com, Inc.
                                6340 N.W. 5th Way
                         Fort Lauderdale, Florida 33309
                                 (954) 351-2120
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                    Copy to:
                               Ira N. Rosner, Esq.
                             Greenberg Traurig, P.A.
                              1221 Brickell Avenue
                              Miami, Florida 33131
                                 (305) 579-0844
                             Telecopy (305) 579-0717


                                December 21, 1999
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             (Date of event which requires filing of this statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

                         (Continued on following pages)

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CUSIP No. 46058W103                SCHEDULE 13D
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  1     NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
        SportsLine.com, Inc., [IRS #65-0470894]
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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [ ]
                                                                         (b) [ ]
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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS*
        WC
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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        [ ]

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
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                        7    SOLE VOTING POWER
                             6,856,176
  NUMBER OF             --------------------------------------------------------
    SHARES              8    SHARED VOTING POWER
 BENEFICIALLY                0
   OWNED BY             --------------------------------------------------------
     EACH               9    SOLE DISPOSITIVE POWER
  REPORTING                  6,856,176
  PERSON WITH           --------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER
                             0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,856,176
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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]
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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        29.87%
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  14    TYPE OF REPORTING PERSON*
        CO
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                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

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

                              SPORTSLINE.COM, INC.

                                  SCHEDULE 13D


Item 1.  Security and Issuer.

         This Statement relates to the shares of common stock (the "Common Stock"), par value $.001 per share, of Internet Sports Network, Inc., a Florida corporation (the "Company").

         The principal executive offices of the Company are located at 225 Richmond Street West, Suite 403, Toronto, Ontario, Canada, M5V 1W2.


Item 2.  Identity and Background.

         This statement is filed by SportsLine.com, Inc., a Delaware corporation (the "Reporting Person").

         The address of the Reporting Person is 6340 N.W. 5th Way, Fort Lauderdale, FL 33309.

         The principal business of the Reporting Person is to provide Internet-based sports media including branded, interactive information and programming as well as merchandise to sports enthusiasts worldwide.

         The names, present principal occupation, or employment and the name, principal businesses and address of any corporation or other organization in which such employment is conducted of all executive officers and directors of the Reporting Person are listed on Schedule 1 hereto. All executive officers and directors of the Reporting Person are citizens of the United States.

         Neither the Reporting Person nor any executive officer or director thereof, has during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         Neither the Reporting Person nor any executive officer or director thereof, has been during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Consideration.

         The Reporting Person entered into a Securities Purchase Agreement (the "Purchase Agreement") with the Company dated December 21, 1999, a copy of which is attached hereto as Exhibit 1 and is incorporated herein by reference, pursuant to which the Reporting Person used working capital to purchase a Convertible Promissory Note (the "Note") in the principal amount of

$5,000,000, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference and a Stock Purchase Warrant (the "Warrant"), a copy of which is attached hereto as Exhibit 3 and is incorporated herein by reference, for an aggregate purchase price of $5,000,010. The Note is initially convertible at a conversion price of $2.90 per share into 1,724,138 shares of Common Stock. The Warrant is initially exercisable for 1,033,296 shares of Common Stock at an exercise price of $2.90 per share.

         The Reporting Person also entered into a Promotion Agreement (the "Promotion Agreement") with the Company dated December 21, 1999, pursuant to which, the Reporting Person is obligated to perform certain promotional services for the Company in exchange for compensatory fees, a portion of which was payable upon effectiveness of the Promotion Agreement by the issuance to the Reporting Person of 4,098,742 shares of Common Stock. In addition, the Reporting Person and the Company entered into a letter agreement (the "Letter Agreement"), a copy of which is attached hereto as Exhibit 4 and incorporated herein by reference, which gives the Company the right to repurchase a portion of such shares in the event the Promotion Agreement terminates under certain conditions.


Item 4.  Purpose of the Transaction.

         The Reporting Person acquired its interest in the Common Stock of the Company for investment purposes and not for the purpose or in connection with any transaction having the purpose of changing the control of the Company. Except as set forth in Item 3 and this Item 4, the Reporting Person has no plans or proposals with respect to any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D; however, pursuant to the Purchase Agreement, the Company has agreed to fix the size of its Board of Directors at seven members and to take all steps necessary to elect or cause the election of two directors designated by the Reporting Person, who initially are Mark Mariani and Andrew Sturner. The Purchase Agreement also contains certain negative covenants which, among other things, restrict the Company's power to issue or sell securities of the Company, enter into any transaction which would require disclosure pursuant to Rule 404 of Regulation S-K under the Securities Act of 1933, merge the Company with another entity, sell assets, acquire other businesses, liquidate or dissolve the Company, create or fill a vacancy on the Board of Directors of the Company, enter into a joint venture with another entity, or amend the Company's Articles of Incorporation or Bylaws in certain respects. The foregoing description of the Purchase Agreement is qualified in its entirety by the full text thereof set forth in Exhibit 1 hereto which is incorporated herein by reference.


Item 5.  Interest in Securities of the Issuer.

         (a) The Reporting Person beneficially owns 6,856,176 shares of the outstanding Common Stock of the Company, with such beneficial ownership consisting of (i) 4,098,742 of shares of Common Stock; (ii) the Note which is immediately convertible into 1,724,138 shares of Common Stock; and (iii) the Warrant which is immediately exercisable to purchase 1,033,296 shares of Common Stock. The

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

                  6,856,176 shares constitute 29.87% of the outstanding Common Stock, based on a total of 20,200,000 shares of Common Stock outstanding as of September 30, 1999 (as stated on the Company's Form 10QSB filed with the Securities Exchange Commission on November 15, 1999).

         (b) The Reporting Person has the sole power to vote and dispose of the 6,856,176 shares of Common Stock.

         (c)      Not applicable.

         (d)      Not applicable.

         (e)      Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to the Purchase Agreement, subject to certain conditions, the Reporting Person has preemptive rights to subscribe for and purchase the same percentage of the securities offered by the Company in an offering, as the percentage of the outstanding securities of the Company held by the Reporting Person at the time of the offering. In addition, pursuant to the Purchase Agreement, subject to customary restrictions, the Reporting Person has the right to require the Company to register under federal and state securities laws the securities of the Company held by the Reporting Person. The Note and the Warrant also contain customary anti-dilution protections in the event the Company issues shares of its Common Stock or equivalents at a price per share below the then current conversion price of the Note or the exercise price of the Warrant (initially set at $2.90 in both cases). The foregoing descriptions of the Purchase Agreement, Note and Warrant are qualified in their entirety by the full text thereof set forth in Exhibits 1, 2 and 3 hereto, respectively, which are incorporated herein by reference.

         Other than as described in the foregoing paragraph and under Items 3 and 4 above, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


Item 7.  Material to be Filed as Exhibits.
                           Exhibit 1:       Purchase Agreement
                           Exhibit 2:       Note
                           Exhibit 3:       Warrant
                           Exhibit 4:       Letter Agreement

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

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:  December 30, 1999


                                            SportsLine.com, Inc.


                                       By: /s/ Kenneth W. Sanders
                                           -------------------------------------
                                           Kenneth W. Sanders
                                           Senior Vice President and
                                           Chief Financial Officer
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

                                   SCHEDULE 1

                               EXECUTIVE OFFICERS

NAME                    OFFICE AND ADDRESS OF EMPLOYMENT
----                    --------------------------------

Michael Levy            Chairman of the Board, President and Chief
                        Executive Officer
                        SportsLine.com, Inc.
                        6340 N.W. 5th Way
                        Fort Lauderdale, Florida 33309

Mark J. Mariani         President of Sales and Marketing
                        SportsLine.com, Inc.
                        6340 N.W. 5th Way
                        Fort Lauderdale, Florida 33309

Andrew S. Sturner       President of Corporate and Business Development
                        SportsLine.com, Inc.
                        6340 N.W. 5th Way
                        Fort Lauderdale, Florida 33309

Kenneth W. Sanders      Senior Vice President and Chief Financial Officer
                        SportsLine.com, Inc.
                        6340 N.W. 5th Way
                        Fort Lauderdale, Florida 33309

Dan Leichtenschlag      Senior Vice President of Operations
                        SportsLine.com, Inc.
                        6340 N.W. 5th Way
                        Fort Lauderdale, Florida 33309


                                    DIRECTORS

                        PRESENT PRINCIPAL OCCUPATION AND
NAME                    ADDRESS OF EMPLOYMENT
----                    ---------------------

Thomas Cullen           President
                        MediaOne Interactive Services, Inc.
                        9000 East Nichols Avenue, Suite 100
                        Englewood, CO 80112

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

Gerry Hogan             Chairman and Chief Executive Officer
                        Cygnus Publishing, Inc.
                        405 Central Avenue, Suite 600
                        St. Petersburg, FL 33701

Richard B. Horrow       President
                        Horrow Sports Ventures, Inc.
                        6800 SW 40th Street, Suite 174
                        Miami, FL 33155

Joseph Lacob            Partner
                        Kleiner Perkins Caufield & Byers
                        2750 Sand Hill Road
                        Menlo Park , CA 94025

Sean McManus            President
                        CBS Sports
                        51 West 52nd Street, 36th Floor
                        New York, NY 10019

Andrew Nibley           President & CEO
                        GetMusic LLC
                        1540 Broadway, 26th Floor
                        New York, NY 10036

Fredric G. Reynolds     Executive Vice President and Chief Financial Officer
                        CBS Corporation
                        51 West 52nd Street
                        New York, NY 10019

Michael P. Schulhof     Private Investor
                        375 Park Avenue, Suite 1506
                        New York, NY 10152

James C. Walsh          Attorney
                        Planned Licensing, Inc.
                        300 east 51st Street, #11A
                        New York, NY 10022

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

                                  EXHIBIT INDEX


Exhibit Number          Title
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Exhibit 1               Purchase Agreement

Exhibit 2               Note

Exhibit 3               Warrant

Exhibit 4               Letter Agreement

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